

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 11, 2015

Via E-mail
Richard Xu
President
Wins Finance Holdings Inc.
590 Madison Avenue
21st Floor
New York, NY 10022

> **Re:** **Wins Finance Holdings Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed August 4, 2015**
> **File No. 333-204074**

Dear Mr. Xu:

We have reviewed your amended registration statement and response letter dated August 4, 2015 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Sino Mercury Acquisition Corp., page F-2

1. Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

Wins Finance Group Limited, page F-29

2. We note your response comment 9 and your revised disclosure in Note 17. It appears that net income divided by the weighted average number of common shares outstanding during the period does not equal your disclosed earnings per share for December 31, 2013. Please revise your filing as needed.

3. Please correct pagination issues throughout the document (e.g. – page F-31, pages F-45 through F-55, etc.).

You may contact William Schroeder at (202) 551-3294 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Staff Attorney
Financial Services I

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